MICHEL GILBERT, P. ENG.
Vice-President
AURIZON MINES LTD.
C.P. 487, 1010 – 3eme Avenue Est
Val-d'Or, Quebec J9P 4P5
Telephone: (819) 874-4511
Fax: (819) 874-3391

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers du Quebec
Toronto Securities Commission
The United States Securities Commission
American Stock Exchange

I refer to the annual information form for the fiscal year ended December 31, 2007 (the "AIF") of Aurizon Mines Ltd. (the "Company") and the annual report on Form 40-F for the fiscal year ended December 31, 2007 (the "Form 40-F") of the Company.

I, Michel Gilbert, P.eng., do hereby consent to being named as a professional person in the AIF and Form 40-F and authorize the use of the information represented in the AIF and Form 40-F as having been prepared by me or under my supervision.

Dated this 30 th day of March, 2008.

______________________ (Seal or Stamp)
Signature of Qualified Person

Michel Gilbert, P.Eng.
Print Name of Qualified person